Exhibit 99.1

ASM International N.V.

ASM International N.V. Supervisory Board

to nominate new members Supervisory Board and Management Board

BILTHOVEN, The Netherlands, March 29, 2006 — The Supervisory Board of ASM International N.V. (NASDAQ:ASMI; Euronext Amsterdam: ASM) announced today that it will propose one new Supervisory Board member, Berend C. Brix, and two additional Management Board members, Charles (Chuck) D. del Prado and Han F. M. Westendorp, at the company’s General Annual Meeting of Shareholders on May 18, 2006.

Berend C. Brix, a partner in Lesuut Finance B.V., a Netherlands-based management consultancy, previously served as Chairman of the Management Board of Cap Gemini Ernst & Young. He is currently Vice-Chairman of the Supervisory Board, and Chairman of the Audit Committee of Getronics N.V., a leading supplier of information and communications technology solutions and services. Mr. Brix is also a member of the Supervisory Boards of the ANP, the Netherlands National News Agency, and Koninklijke Swets & Zeitlinger Holding N.V., a distributor of scientific journals.

The Supervisory Board further intends to appoint Mr. Brix to the Audit Committee upon his election to the Board. The Board also nominates Eric A. van Amerongen for reappointment to the Supervisory Board where he serves as Vice-Chairman and Chairman of the Selection, Appointment and Remuneration Committee. Mr. van Amerongen will step down as an Audit Committee member.

The nominees for the Management Board, Chuck del Prado, President and General Manager of ASM America, and Han Westendorp, Chief Operating Officer Front-end Operations of ASM International, have held their present positions at ASMI since 2003.

An engineer and technology manager, Chuck D. del Prado (44) has eighteen years’ experience in the computer and semiconductor industries. Prior to joining ASM International as Director of Marketing, Sales and Service of ASM Europe in 2001, he spent five years as a manager in sales and manufacturing with ASM Lithography, in Taiwan and the Netherlands. He began his career at IBM Nederland N.V. where he served in a variety of sales and account management positions. Mr. del Prado received a Master-of-Science degree, with a concentration in industrial engineering, computer science and technology management.

Han F. M. Westendorp (49) has had two careers with ASMI. During the 1980s, Mr. Westendorp was instrumental in developing ion implant technology at ASMI. During the following decade, he held various management positions at Tokyo Electron Massachusetts, latest as General Manager, before rejoining ASMI in 1999 as General Manager of ASM Europe. Mr. Westendorp holds a doctorate degree in physics and mathematics from Utrecht University in the Netherlands.

Under Netherlands law, public-traded companies are required to have a two-tier board structure: a Supervisory Board that is composed entirely of non-executive members, and a Management Board comprised of senior company officials. It is the responsibility of the Supervisory Board to supervise and advise the Management Board Members.

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K as filed. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven; CFO ASM International; + 31 30 229 85 40

Mary Jo Dieckhaus: US Investor Relations; +1 212 986 29 00